ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 14, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
14 January 2009 (ASX: Announcement & Media Release – Record Date for Interest on Convertible Notes)

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ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

14 January 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

RECORD DATE FOR INTEREST ON CONVERTIBLE NOTES

The Company advises that it will be making an interest payment on its FARG Convertible Notes on 31 January 2009. The interest paid will be for the period 1 January 2009 to 31 January 2009.

The key information on the payment is as follows:

Ex Date:	19 January 2009
Record Date:	23 January 2009
Payment Date:	31 January 2009
Interest Rate:	10% per annum
Payment Per Note:	$0.0059452

Noteholders are reminded that this will be the final interest payment made in respect of these Convertible Notes which mature on 31 January 2009. Quotation of the Convertible Notes will cease on 23 January 2009. Please refer to the ASX release of 8 January 2009 for further details on the maturity of the Convertible Notes.

For information on FAR's drilling activities visit our website at www.far.com.au

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au